EXHIBIT 4.7

                       AMENDMENT TO SHAREHOLDERS AGREEMENT

         THIS AMENDMENT TO SHAREHOLDERS AGREEMENT (the "Amendment") is made and entered into this ____ day of May 1996, by and among R. William Petty, M.D., Betty B. Petty, David William Petty, Mark Aaron Petty, Julie Alison Petty (collectively, the "Shareholders") and Exactech, Inc., a Florida corporation (the "Company").

                                    RECITALS:

         WHEREAS, the Shareholders and the Company are parties to a certain Shareholders Agreement dated as of November 30, 1992 (the "Shareholders Agreement"); and

         WHEREAS, the Shareholders Agreement places certain restrictions on each of the Shareholder's ability to sell or otherwise dispose of his or her shares of common stock, par value $.01 per share (the "Stock"), of the Company and contains certain other provisions regarding the disposition of the Stock owned by the Shareholders; and

         WHEREAS, the Shareholders and the Company desire to delete and/or amend certain provisions of the Shareholders Agreement.

         NOW THEREFORE, in consideration of the mutual covenants and conditions hereinafter contained, the parties hereto mutually agree as follows:

                  A. Section 4 of the Shareholders Agreement is hereby deleted in its entirety and shall be of no further force and effect.

                  B. Section 5 of the Shareholders Agreement is hereby deleted in its entirety and the following shall be inserted as new Section 5 of the Shareholders Agreement:

                           5.  PURCHASE PRICE.       Unless the purchase price
                  for shares of Stock subject to a Disposition is otherwise provided for herein, the price per share shall be determined as follows:

                                    (a) The price per share shall be equal to
                           the "Closing Price" of the Stock on the business day immediately preceding the date the election to purchase is exercised (the "Election Date") by the purchasing party or parties (a "Purchasing Party"). For purposes of this Section 5(a), the "Closing Price" of the Stock on any business day shall be (i) if the Stock is listed or admitted for trading on any United States national securities exchange, or if actual

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                           transactions are otherwise reported on a consolidated
                           transaction reporting system, the last reported sale price of Stock on such exchange or reporting system, as reported in any newspaper of general circulation,
                           (ii) if the Stock is quoted on the National
                           Association of Securities Dealers Automated
                           Quotations System ("NASDAQ"), or any similar system of automated dissemination of quotations of securities prices in common use, the mean between the closing high bid and low asked quotations for such day of Stock on such system, or (iii) if neither clause (i) or (ii) is applicable, the mean between the high bid and low asked quotations for the Stock as reported by the National Quotation Bureau, Incorporated if at least two securities dealers have inserted both bid and asked quotations for the Stock on at least five of the ten preceding days.

                                    (b) If the provisions of Section 5(a) above
                           are inapplicable for purposes of calculating the purchase price, the purchase price per share shall be calculated by dividing the fair market value of the Company, as determined in accordance with the provisions set forth below, by the number of the issued and outstanding shares of Stock of the Company. The Purchasing Party and the disposing Shareholder shall endeavor in good faith to agree upon the fair market value of the Company. If the Purchasing Party and the disposing Shareholder do not so agree within ten (10) days after the Election Date, the fair market value shall be determined by an appraiser familiar by experience with similarly situated companies (by capitalization or otherwise) agreed upon by the Purchasing Party and the disposing Shareholder (or his personal representative or successor). If the disposing Shareholder and the Purchasing Party fail to agree upon the appointment of an appraiser within twenty (20) days of the Election Date, then the certified public accountant engaged by the Company on the Election Date shall name an appraiser within ten (10) days after the expiration of such twenty-day period by sending notification of such


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                           selection to the Company, the disposing Shareholder
                           and the Purchasing Party. The appraiser so selected shall determine the fair market value of the Company by means generally accepted within the appraisal industry. The appraiser's valuation shall be made within forty-five (45) days of appointment unless otherwise agreed among the parties (including the appraiser). The fair market value of the Company determined pursuant to this Section 5(b) shall be final and binding on all parties. The cost of any valuation undertaken pursuant to the terms of this
                           Section 5(b) shall be paid equally by the Purchasing Party and the disposing Shareholder.

                                    (c) Unless otherwise provided in the
                           applicable Section hereof or the agreement of the parties hereto, any closing pursuant to Section 5(a) hereof shall be held within sixty (60) days of the Election Date. Any closing pursuant to Section 5(b) hereof shall be held within sixty (60) days following the appraiser's determination of the fair market value of the disposing Shareholder's Stock.

                                    (d) If the disposing Shareholder fails at
                           the closing to tender certificates representing the Stock being transferred, the Company shall treat such transfer as completed if the Purchasing Party delivers to the Secretary of the Company, for the benefit of the disposing Shareholder, a certified check payable to the order of the disposing Shareholder in the amount of the purchase price payable at the closing. The Company shall deliver such check to the disposing Shareholder at such time as the appropriate Stock certificates have been delivered to the Company for cancellation. Upon completion of such transfer, the disposing Shareholder shall no longer have any right, title or interest in the Stock so transferred.


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         IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

                                          --------------------------------------
                                          R. William Petty, M.D.


                                          --------------------------------------
                                          Betty B. Petty


                                          --------------------------------------
                                          David William Petty


                                          --------------------------------------
                                          Mark Aaron Petty


                                          --------------------------------------
                                          Julie Alison Petty


                                          EXACTECH, INC.


                                          By: ----------------------------------
                                              Timothy J. Seese, President